SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of August, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-           )

Copa Holdings Reports Earnings of US$22.9 Million and EPS of US$0.53 for 2Q06

Panama City, Panama --- August 16, 2006.  Copa Holdings S.A. (NYSE: CPA), parent company of Copa Airlines and AeroRepública, today announced financial results for the second quarter of 2006 (2Q06).  The terms “Copa Holdings” or “the Company” refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and AeroRepública. All comparisons, unless otherwise stated, refer to the second quarter of 2005 (2Q05).  The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

Note: Copa Holdings acquired AeroRepública in April 22, 2005.  As a result of the acquisition, our financial information at and for the three months ended June 30, 2006 is not comparable to the information at and for the three months ended June 30, 2005.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings recorded net income of US$22.9 million for 2Q06, an increase of 51.3% above 2Q05.  Net margin increased 0.9 percentage points to 11.9%, placing the Company among the best in the industry in terms of net margin.  Diluted earnings per share (EPS) increased by 51.1% to US$0.53, well above average estimates of US$0.44. (Source: I/B/E/S consensus estimates).

•

Operating income for the quarter rose 40.3% to US$28.5 million from US$20.3 million in 2Q05.  Operating margin reached 14.9%, a 0.1 percentage point increase over 2Q05, despite record high fuel prices during the quarter.

•

Total revenues for the quarter increased by 39.4% to US$191.5 million, primarily due to a 41.6% increase in passenger revenues.  Yields continued their upward trend by increasing 9.0% to 15.8 cents and operating revenue per available seat mile (RASM) increased 8.1% to 11.7 cents.

•

Average load factor increased 0.5 percentage points from 69.2% in 2Q05 to 69.7%, as revenue passenger miles (RPMs) increased 29.9% to 1.14 billion in 2Q06 and available seat miles (ASMs) increased 29.0% to 1.63 billion in 2Q06.

•	Operating cost per available seat mile (CASM) increased 8.0% from 9.3 cents in 2Q05 to 10.0 cents in 2Q06. However, CASM excluding fuel remained unchanged at 6.7 cents.

•

On May 11, 2006 the Board of Directors of Copa Holdings declared an annual dividend of 19 cents per share.  This dividend, payable to stockholders of record as of May 31, 2006, was paid on June 15, 2006.

•

In June, Copa Airlines continued its fleet expansion by taking delivery of one Boeing 737-700 and two Embraer 190’s, as well as an additional Boeing 737-700 in July. Copa Airlines will receive two additional Embraer 190 aircraft during the month of October, to end the year with a fleet of 30 aircraft.

•

As part of its fleet modernization plan, AeroRepública recently announced a lease agreement with GE Commercial Aviation Services (GECAS) for two Embraer 190 aircraft to be delivered in 2007.  With this lease agreement, AeroRepública now has firm orders and delivery commitments for seven aircraft, all of which are Embraer 190s.  Four of these aircraft will be delivered in 2006 and three in 2007.  In addition to these commitments, AeroRepública has options and purchase rights for twenty additional Embraer 190 aircraft through 2011.

•

In June, Copa Airlines was recognized by the 2006 World Airline Awards as “Best Airline” as well as “Best Cabin Staff” in Central America, Mexico and the Caribbean. The 2006 World Airline Awards are based on the annual World Airline Survey conducted by Skytrax, a British market-survey company.

•	For 2Q06, Copa Airlines reported an on-time performance of 91.9% and a flight-completion factor of 99.7%, among the best in the industry.

2Q06 Earnings Release – Copa Holdings	2

•

During the months of July and August Copa Airlines continued its route network expansion by adding service to five new destinations:  Manaus (Brazil) and Santiago de los Caballeros (Dominican Republic) on July 15; Maracaibo (Venezuela) and San Pedro Sula, Honduras on July 24 and Montevideo (Uruguay) on August 15. With these destinations, Copa Airlines strengthens its network by increasing the total number of destinations served from its Hub of the Americas in Panama City to 35 cities in 21 countries in North, South, Central America and the Caribbean.

Consolidated Financial & Operating Highlights	2Q06	2Q05	% Change	1Q06	% Change

Revenue Passenger Miles (RPM) (mm)	1,137	875	29.9%	1,155	-1.5%
Available Seat Miles (ASM) (mm)	1,631	1,264	29.0%	1,615	1.0%
Load Factor	69.7%	69.2%	0.5p.p.	71.5%	-1.8p.p.
Yield	15.8	14.5	9.0%	15.6	1.2%
Passenger Revenue per ASM (US$cents) (“PRASM”)	11.0	10.0	9.8%	11.2	-1.4%
Operating Revenue per ASM (US$cents) (“RASM”)	11.7	10.9	8.1%	11.9	-1.1%
Operating Cost per ASM (US$cents) (“CASM”)	10.0	9.3	8.0%	9.3	7.6%
Operating Cost (excluding fuel) per ASM (US$cents)	6.7	6.7	0.3%	6.37	5.6%
Breakeven Load Factor	58.8	58.2	0.6p.p.	55.8	3.0p.p.
Operating Revenues (US$mm)	191.5	137.4	39.4%	191.7	-0.10%
EBITDAR (US$mm) *	46.1	36.1	27.7%	57.5	-19.8%
EBITDAR Margin *	24.1%	26.3%	-2.2p.p.	30.0%	-5.9p.p.
Operating Income (US$mm)	28.5	20.3	40.3%	41.8	-31.8%
Operating Margin	14.9%	14.8%	0.1p.p.	21.8%	-6.9p.p.
Net Income (US$mm)	22.9	15.1	51.3%	32.3	-29.2%
Earnings per Share - Basic (US$)	0.53	0.35	51.3%	0.75	-29.2%
Earnings per Share - Diluted (US$)	0.53	0.35	51.1%	0.75	-29.2%
Weighted Average Number of Shares - Basic (000)	42,813	42,813	0.0%	42,813	0.0%
Weighted Average Number of Shares - Diluted (000)	42,860	42,813	0.1%	42,837	0.10%

*  EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S COMMENTS ON 2Q06 RESULTS

During the second quarter of 2006, traditionally considered its low-season quarter, Copa Holdings continued to deliver strong earnings.  The Company recorded net income of US$22.9 million, a 51.3% increase over 2Q05.  These results were achieved despite US$8.1 million in additional expenses directly related to higher fuel prices and a US$7.1 million net loss recorded by AeroRepública.

Operating revenues grew 39.4% to US$191.5 million, driven by a 33.0% increase in Copa Airlines’ operating revenues and the full quarter consolidation of AeroRepública’s operating revenues.  Passenger revenues increased 41.6% due to a 29.0% increase in capacity and a 7.7% increase in revenues per ASM.  The latter resulted from a 9.0% improvement in yield and a 0.5 percentage point increase in load factor.  These results are attributable to healthy overall demand for air travel in the region and the growing preference for Copa Airlines’ Hub of the Americas.  Cargo, mail and other revenues, which represented 6.2% of total operating revenues, increased 12.5% to US$11.9 Million.

2Q06 Earnings Release – Copa Holdings	3

Operating expenses increased 39.2% to US$163.0 million, driven mainly by increased capacity, higher average fuel prices and the full quarter consolidation of AeroRepública’s operating revenues.  Total unit cost, as measured by operating cost per ASM (CASM), increased 8.0% to 10.0 cents.  Excluding fuel expenses, operating expenses rose 29.3%, in line with increased capacity.  For 2Q06, the Company maintained its highly competitive cost structure as CASM excluding fuel was 6.7 cents, unchanged when compared to 2Q05.

Consolidated operating income grew 40.3% to US$28.5 million in 2Q06 from US$20.3 million in 2Q05. Operating margins increased 0.1 percentage points to 14.9%.  Earnings before interest, taxes, depreciation, amortization and rents (EBITDAR) rose 27.9% to US$46.1 million from US$36.1 million in 2Q05, representing an EBITDAR margin of 24.1%.

Copa Holdings continues to maintain a very strong financial position. The Company ended the quarter with US$155.9 million in cash, cash equivalents, short-term and long-term investments, approximately US$34.5 million in committed credit lines and US$7.3 million in restricted cash, providing for US$183.1 million in liquidity.

Total debt amounted to US$539.4 million, which was used almost entirely to finance aircraft and equipment.  A large portion of this debt (57.4%) is fixed rate at an average rate of 4.57%.  The total blended interest rate (fixed and variable) at period end was 5.70%.

Looking forward, Copa Holdings continues to invest and implement initiatives that will ensure long-term growth and strong financial and operational performance.  As part of these initiatives, Copa Airlines has recently received four of the six new aircraft scheduled for delivery in 2006.  The addition of these modern and efficient aircraft will drive Copa’s growth and continue to maintain its superb operational performance and customer appeal.  Additionally, Copa Airlines has successfully begun service to five of the six new destinations earmarked for 2006.  During the short period these new routes have been in service, their load factors and advanced bookings have performed well, which reinforces the strength of the Hub of the Americas, the ability and know-how to develop new markets and the relevance of our business model based on having the most complete network for intra-regional travel.

AeroRepública continues with its transition plan and is in the process of executing several initiatives, among them:

•

Fleet modernization – AeroRepública has firm orders for seven Embraer 190 aircraft, four of which will be delivered in 2006 and three in 2007.  These aircraft will better balance capacity and demand, while enhancing the airline’s operational performance and commercial appeal.  The fleet modernization plan contemplates replacing its current fleet with modern and efficient Embraer 190 aircraft.

•	Rebranding/Image – A branding analysis has been concluded and will be implemented to leverage off Copa Airlines’ image and commercial appeal.
•

Frequent flyer program – Continental’s award-winning frequent flyer program was successfully introduced in March 2006. Up to the month of June there have been over 42,000 OnePass affiliations in Colombia.

•

On-time performance improvement – Several initiatives have been implemented which have resulted in significant improvement in on-time performance, which has increased from 68.6% in 2Q05 to 83.0% in 2Q06.

•	Sales initiatives - Copa and AeroRepública sales forces are currently executing joint sales initiatives and programs.
•	Schedule Optimization – To optimize capacity, AeroRepública is currently working with outside consultants on the development of an optimized schedule of operations.
•

Call-center outsourcing – AeroRepública’s outsourced call center began operations in July.  This call center centralizes and eliminates inefficiencies of previous in-house call centers, as well as significantly elevating standards of customer service.

•	E-ticketing – Implementation began in 2005 and currently approximately 36% of direct sales are through ETKT.

Going forward, these initiatives are designed to maintain and improve the competitive position and financial strength of both the Copa Airlines and AeroRepública segments, with a concerted effort to leverage off Copa Airlines’ know-how and synergy opportunities between both airlines to accelerate AeroRepública’s potential and continuous improvement.

2Q06 Earnings Release – Copa Holdings	4

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q06 totaled US$191.5 million, a 39.4% or US$54.1 million increase over operating revenue of US$137.4 million in the same period in 2005, mainly due to a 33.0% or US$38.2 million increase in Copa Airlines’ operating revenues, with remainder relating to AeroRepública.

Copa Airlines operating revenue

Copa Airlines operating revenues for 2Q06 totaled US$154.2 million, a 33.0% increase over operating revenues of US$116.0 million in the same period in 2005.  This increase was primarily due to a 35.3% increase in passenger revenue.

Passenger revenue. For 2Q06 passenger revenue totaled US$143.8 million a 35.3% increase over passenger revenue of US$106.3 million in the same period in 2006. This increase resulted primarily from the addition of capacity (ASMs increased by 17.7% in 2Q06 as compared to 2Q05), higher overall load factor (load factor increased from 70.1% in 2Q05 to 76.0% in 2Q06), and an increase in passenger yield which rose by 6.1% to 15.4 cents.

Cargo, mail and other. Cargo, mail and other totaled US$10.4 million in 2Q06, a 7.5% increase over cargo, mail and other of US$9.7 million in 2Q05.  This increase was primarily the result of higher cargo revenues resulting from higher excess baggage fees related to a higher number of passengers carried.

AeroRepública operating revenue

During 2Q06, AeroRepública generated operating revenue of US$37.4 million. This represented a decrease of 7.1% over 1Q06.  Capacity remained unchanged  to 1Q06, while traffic (RPMs) decreased by 5.2%, leading to a load factor of 50.4% for 2Q06.

Operating expenses

For 2Q06, growth in Copa Airlines’ and AeroRepública’s operations, higher fuel prices, and the consolidation of operating expenses from AeroRepública resulted in consolidated operating expenses totaling US$163.0 million, a 39.2% increase over operating expenses of US$117.1 million for 2Q05.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q06, aircraft fuel totaled US$53.3 million, a 65.3% increase over aircraft fuel of US$32.3 million in 2Q05. This was primarily a result of higher average fuel costs, higher fuel consumption as a result of increased capacity and the full quarter effect of AeroRepública’s consolidation.

Salaries and benefits. For 2Q06, salaries and benefits totaled US$21.4 million, a 28.9% increase over salaries and benefits of US$16.6 million in 2Q05. This increase was primarily a result of an overall increase in operating headcount due to the increased capacity, mainly in Copa Airlines, and the full quarter effect of AeroRepública’s consolidation.

Passenger servicing. For 2Q06, passenger servicing totaled US$14.6 million, a 23.8% increase over passenger servicing of US$11.8 in 2Q05. This increase was primarily a result of an increase in capacity and traffic, mainly in Copa Airlines, and the full quarter effect of AeroRepública’s consolidation.

2Q06 Earnings Release – Copa Holdings	5

Commissions. For 2Q06, commissions totaled US$13.6 million, a 28.9% increase over commissions of US$10.5 million in 2Q05. This increase was primarily a result of higher passenger revenue, a higher average commission rate at AeroRepública and the full quarter effect of the consolidation of AeroRepública’s commission expenses.

Reservations and sales. For 2Q06, reservations and sales totaled US$9.7 million, a 21.7% increase over reservations and sales of US$8.0 million in 2Q05. This increase was primarily a result of higher volume of passengers, mainly in Copa Airlines, and the full quarter effect of AeroRepública’s consolidation.

Maintenance, material and repairs. For 2Q06, maintenance, material and repairs totaled US$12.1 million, a 62.9% increase over maintenance, material and repairs of US$7.4 million in 2Q05. This increase was primarily a result of an increase in AeroRepública’s major overhaul events and the full quarter effect of AeroRepública’s consolidation.

Aircraft rentals. For 2Q06, aircraft rentals totaled US$8.9 million, a 22.8% increase over aircraft rentals of US$7.2 million in 2Q05. This increase was primarily a result of AeroRepública’s four additional aircraft rentals and the full quarter effect of AeroRepública’s consolidation.

The remaining operating expenses totaled US$29.4 million in 2Q06, an increase of US$6.2 million over US$23.3 million in 2Q05, of which US$2.1 million resulted from the consolidation of AeroRepública.

Copa Airlines operating expenses

Copa Airlines’ operating expenses per available seat mile increased 6.7% to 9.8 cents in 2Q06, when compared to 2Q05.  Excluding fuel, operating expenses per available seat mile decreased 0.9% from 6.9 cents in 2Q05 to 6.8 in 2Q06.

Aircraft fuel. For 2Q06, aircraft fuel totaled US$37.0 million, a 52.0% increase over aircraft fuel expense of US$24.3 million in the same period in 2005. This increase was primarily a result of a 27.5% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.19 in 2Q06 vs. US$1.72 in 2Q05, and the consumption of 18.4% more fuel as a result of increased capacity.

Salaries and benefits. For 2Q06, salaries and benefits totaled US$17.5 million, a 26.2% increase over salaries and benefits of US$13.9 million in the same period in 2005. This increase was primarily a result of an increase in headcount, mainly to cover increased operations.

Passenger servicing. Passenger servicing totaled US$12.2 million for 2Q06, a 16.7% increase over passenger servicing of US$10.5 million in 2Q05. This increase was primarily a result of Copa Airlines’ 27.6% increase in traffic on a 17.7% increase in capacity.

Commissions. Commissions totaled US$9.8 million for 2Q06, a 9.5% increase over commissions of US$9.0 million in 2Q05. This increase was primarily a result of a 35.3% increase in passenger revenue, partially offset by a lower average commission rate.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$6.2 million in 2Q06, a 10.2% increase over maintenance, materials and repairs of US$5.6 million in 2Q05. This increase was primarily a result of an 18.5% increase in block hours.

Reservations and sales. Reservations and sales totaled US$8.1 million, a 15.6% increase over reservation and sales of US$7.0 million in 2Q05.  This increase was primarily a result of 20.9% more passengers handled, partially offset by a lower cost of sale per passenger.

Aircraft rentals. Aircraft rentals totaled US$5.9 million in 2Q06, a 1.8% increase over aircraft rentals of US$5.8 million in 2Q05.

2Q06 Earnings Release – Copa Holdings	6

Depreciation. Depreciation totaled US$5.3 million in 2Q06, an 11.2% increase over depreciation of US$4.8 million in 2Q05. This increase was primarily related to depreciation of two new Embraer 190 aircraft acquired in the 2Q05.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 30.2% from US$8.4 million in 2Q05 to US$11.0 million in 2Q06, primarily as result of higher rates for air to ground communications.

Other. Other expenses totaled US$7.9 million in 2Q06, a 13.4% increase over other expenses of US$7.0 million in 2Q05, primarily as a result of a higher number of OnePass frequent flyer miles earned by customers due to more passengers flown.

AeroRepública operating expenses

During 2Q06, AeroRepública generated operating expenses of US$42.2 million, a 6.9% increase over operating expenses of US$39.5 million in 1Q06.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$3.8 million in 2Q06, an increase of US$1.5 Million over non-operating expenses of US$2.3 million in 2Q05, primarily attributable to higher interest expenses and lower other non-operating income.

OUTLOOK FOR 2006

Based on 2Q06 results and our expectations for the remainder of the year, we are revising upwards our guidance for full year 2006 as follows:

Financial Outlook (US GAAP)	2006 - Full Year Prior	2006 - Full Year Revised

ASM´s (billion)	+/- 7.0	+/- 7.0
Average Load Factor	+/- 71%	+/- 71%
RASM (cents)	+/- 11.4	+/- 11.8
CASM Ex-fuel (cents)	+/- 6.4	+/- 6.5
Operating Margin	15.5% - 17.0%	16% -17.5%

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepública operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepública, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

2Q06 Earnings Release – Copa Holdings	7

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
e-mail: jputaturo@copaair.com
www.copaair.com (Investor Relations Section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

2Q06 Earnings Release – Copa Holdings	8

Operating data
US GAAP - Unaudited

	Unaudited 2Q06	Unaudited 2Q05	% Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,304	1,035	26.0%
Revenue passengers miles (RPMs) (mm)	1,137	875	29.9%
Available seat miles (ASMs) (mm)	1,631	1,264	29.0%
Load factor	69.7%	69.2%	0.5	p.p.
Break-even load factor	58.8%	58.2%	0.6	p.p.
Yield (US$cents)	15.8	14.5	9.0%
Operating revenue per ASM (US$cents) (RASM)	11.7	10.9	8.1%
Operating expenses per ASM (US$cents) (CASM)	10.0	9.3	8.0%
Copa Segment
Revenue passengers miles (RPMs) (mm)	936	1,047	-10.5%
Available seat miles (ASMs) (mm)	1,232	734	67.8%
Load factor	76.0%	70.1%	5.9	p.p.
Break-even load factor	56.3%	56.3%	0.0	p.p.
Operating revenue per ASM (US$cents) (RASM)	12.5	11.1	13.0%
Operating expenses per ASM (US$cents) (CASM)	9.8	9.2	6.7%
AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	201	218	-7.9%
Available seat miles (ASMs) (mm)	398	141	182.0%
Load factor	50.4%	64.9%	-14.5	p.p.
Break-even load factor	63.4%	66.3%	-2.9	p.p.
Operating revenue per ASM (US$cents) (RASM)	10.6	9.8	7.7%
Operating expenses per ASM (US$cents) (CASM)	10.6	9.6	10.8%

2Q06 Earnings Release – Copa Holdings	9

Copa Holdings
Income Statement - USGAAP
(US$ Thousands)

	Unaudited 2Q06	Unaudited 2Q05	% Change	Unaudited 1Q06	% Change

Operating Revenues
Passenger Revenue	179,575	126,802	41.6%	180,358	-0.4%
Cargo, mail and other	11,890	10,572	12.5%	11,368	4.6%

Total Operating Revenue	191,465	137,374	39.4%	191,726	-0.1%
Operating Expenses
Aircraft fuel	53,327	32,267	65.3%	47,110	13.2%
Salaries and benefits	21,395	16,597	28.9%	19,446	10.0%
Passenger servicing	14,589	11,785	23.8%	14,634	-0.3%
Commissions	13,558	10,516	28.9%	13,101	3.5%
Reservations and sales	9,711	7,978	21.7%	8,265	17.5%
Maintenance, material and repairs	12,117	7,440	62.9%	10,287	17.8%
Depreciation	5,502	4,996	10.1%	5,417	1.6%
Flight operations	7,751	6,026	28.6%	7,713	0.5%
Aircraft rentals	8,886	7,236	22.8%	8,861	0.3%
Landing fees and other rentals	5,770	3,923	47.1%	5,555	3.9%
Other	10,392	8,319	24.9%	9,574	8.5%

	162,998	117,083	39.2%	149,963	8.7%
Operating Income	28,467	20,291	40.3%	41,763	-31.8%
Non-operating Income (Expense):
Interest expense	-6,698	-5,152	30.0%	-6,278	6.7%
Interest capitalized	550	201	173.6%	508	8.3%
Interest income	1,570	673	133.3%	1,262	24.4%
Other, net	732	1,973	-62.9%	-909	-180.5%

	-3,846	-2,305	66.9%	-5,417	-29.0%
Income before Income Taxes	24,621	17,986	36.9%	36,346	-32.3%
Provision for Income Taxes	1,757	2,875	-38.9%	4,066	-56.8%

Net Income	22,864	15,111	51.3%	32,280	-29.2%

Basic EPS	0.53	0.35	51.2%	0.75	-29.2%
Basic Shares	42,856,164	42,812,500	0.1%	42,856,164	0.0%
Diluted EPS	0.53	0.35	51.3%	0.75	-29.2%
Diluted Shares	42,812,500	42,812,500	0.0%	42,812,500	0.0%

2Q06 Earnings Release – Copa Holdings	10

Copa Holdings
Balance Sheet - USGAAP
(US$ Thousands)

	June 30, 2006	March 31, 2006	June 30, 2005

	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$116,314	$98,198	$89,298
Short-term investments	10,771	16,621	11,169

Total cash, cash equivalents and short-term investments	127,085	114,819	100,467
Accounts receivable, net of allowance for doubtful accounts	62,331	57,223	52,487
Accounts receivable from related parties	805	738	231
Expendable parts and supplies, net of allowance for obsolescence	6,258	4,914	3,223
Prepaid expenses	18,304	17,517	13,331
Other current assets	3,936	3,557	6,495

Total Current Assets	218,719	198,768	176,234
Long-term investments	28,785	29,124	3,599
Property and Equipment:
Owned property and equipment:
Flight equipment	730,920	631,129	574,648
Other equipment	40,511	37,882	31,958

	771,431	669,011	606,606
Less: Accumulated depreciation	(90,875)	(85,376)	(74,364)

	680,556	583,635	532,242
Purchase deposits for flight equipment	61,958	59,673	35,407

Total Property and Equipment	742,514	643,308	567,649
Other Assets:
Net pension asset	1,471	1,355	1,266
Goodwill	17,794	20,461	20,501
Intangible asset	27,151	31,220	31,762
Other assets	13,959	12,042	8,728

Total Other Assets	60,375	65,078	62,257

Total Assets	$1,050,393	$936,278	$809,739

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term debt	$65,390	$70,678	$50,674
Accounts payable	44,328	36,243	38,970
Accounts payable to related parties	8,152	7,635	3,175
Air traffic liability	104,191	85,796	79,071
Taxes and interest payable	28,091	27,122	23,310
Accrued expenses payable	21,177	18,842	12,267
Other current liabilities	2,517	3,601	4,929

Total Current Liabilities	273,846	249,917	213,846
Non-Current Liabilities:
Long-term debt	473,995	393,541	381,444
Post employment benefits liability	1,419	1,404	1,414
Other long-term liabilities	7,545	8,059	7,191
Deferred tax liabilities	3,947	5,309	5,550

Total Non-Current Liabilities	486,906	408,313	395,599
Commitments and Contingencies	—	—	—

Total Liabilities	760,752	658,230	609,445

Shareholders’ Equity:
Class A - 30,034,375 shares issued and outstanding	20,501	19,813	19,813
Class B - 12,778,125 shares issued and outstanding	8,722	9,410	9,410
Additional paid in capital	930	—	16
Retained earnings	264,694	250,101	171,055
Accumulated other comprehensive loss	(5,206)	(1,276)	—
Total Shareholders’ Equity	289,641	278,048	200,294

Total Liabilities and Shareholders’ Equity	$1,050,393	$936,278	$809,739

2Q06 Earnings Release – Copa Holdings	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 08/16/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO

2Q06 Earnings Release – Copa Holdings	12